

December 20, 2011

<u>Via E-mail</u>
Michael S. Coggin
Senior Vice President and
Chief Accounting Officer
LifePoint Hospitals, Inc.
103 Powell Court
Brentwood, TN 37027

> **Re: LifePoint Hospitals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed on February 18, 2011**
> **Form 10-Q for the Quarterly Period Ended September 30, 2011**
> **Filed on October 28, 2011**
> **File No. 000-51251**

Dear Mr. Coggin:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2011</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Adoption of Electronic Health Records, page 33</u>

1. For the nine months ended September 30, 2011 you recognized $15.2 million of "other revenues related to estimated Medicaid EHR incentive payments." Please address the following:
    - Provide us proposed disclosure to be included in your financial statements of future periodic reports of your accounting policy for recognizing these "revenues;"
    - Provide us your analysis supporting recognition in each quarter in which an amount was recognized; and

- Provide us your analysis supporting your classification within the line item "revenues" in your consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant